                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION           0000019584
                            Washington, D.C. 20549
                                                                   Cusip Number
                                 FORM 12b-25                        16359R103

                          NOTIFICATION OF LATE FILING

(Check One)  X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q __ Form N-SAR

                 For Period Ended:   December 31, 2004
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

Chemed Corporation
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Full Name of Registrant

N/A
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Former Name if Applicable

2600 Chemed Center, 255 E. 5th Street
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Address of Principal Executive Office (STREET AND NUMBER)

Cincinnati, OH 45202
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 __      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 __      (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F,
10-Q,   N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.

            The registrant has experienced delays in completing its financial statements and thus making all of the required disclosures in its Annual Report on Form 10-K for the year ended December 31, 2004.

            The registrant believes that its financial statements are reasonably complete consistent with the earnings release it issued March 8, 2005. However, the registrant is unable to file its Form 10-K by March 16, 2005 without unreasonable effort and expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Arthur V. Tucker, Jr.            513                762-6875
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         The accompanying unaudited consolidated financial statements of Chemed Corporation ("Company") shown on pages F-1 and F-2 present the Company's results of operations for the three years ended December 31, 2004 and the Company's financial position as of December 31, 2004 and 2003. The significant changes in the statement of operations for the year ended December 31, 2004 versus the year ended December 31, 2003 and for the balance sheet as of December 31, 2004 and 2003 are due to the following:

         o On February 24, 2004, the Company acquired the 63% of VITAS Healthcare Corporation ("VITAS") it did not previously own and has included the results of operations of VITAS in its financial statements since that date. VITAS contributed service revenues of $458.7 million in 2004 and net income of $29.1 million in 2004.

         o In February 2004, the Company issued two million shares of capital stock at $50 per share and borrowed $335 million to finance the purchase of VITAS, retire $67 million of VITAS' debt and retire $26 million of the Company's debt. As a result, pretax interest expense increased from $3.2 million in 2003 to $21.2 million in 2004.

         o In December 2004, the Board of Directors of the Company approved disposing the Service America segment in a sale to certain employees. Accordingly, the accounts of Service America have been reclassified to discontinued operations in the Company's consolidated financial statements. The Company recognized a $5.4 million pretax loss on the disposal and aftertax gain of $8.9 million, including a $14.2 million tax benefit on the disposal.

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)



                                                                                    For the Years Ended December 31,
                                                                            ------------------------------------------------
                                                                                2004              2003               2002
                                                                            ------------      ------------      ------------
 CONTINUING OPERATIONS
      Service revenues and sales                                            $    735,341      $    260,776      $    253,687
                                                                            ------------      ------------      ------------
      Cost of services provided and goods sold (excluding depreciation)          507,078           146,818           140,946
      Selling, general and administrative expenses                               138,285            95,363            85,024
      Depreciation                                                                14,542             9,519            10,424
      Amortization                                                                 3,779               302               152
      Other expenses                                                              13,551                --                --
                                                                            ------------      ------------      ------------
           Total costs and expenses                                              677,235           252,002           236,546
                                                                            ------------      ------------      ------------
           Income from operations                                                 58,106             8,774            17,141
      Interest expense                                                           (21,158)           (3,177)           (3,948)
      Loss on extinguishment of debt                                              (3,330)               --                --
      Other income--net                                                            3,469            10,849             3,947
                                                                            ------------      ------------      ------------
           Income before income taxes                                             37,087            16,446            17,140
      Income taxes                                                               (13,796)           (6,180)           (6,033)
      Equity in earnings/(loss) of affiliate                                      (4,105)              922                --
                                                                            ------------      ------------      ------------
           Income from continuing operations                                      19,186            11,188            11,107
 DISCONTINUED OPERATIONS                                                           8,326           (14,623)          (13,652)
                                                                            ------------      ------------      ------------
 NET INCOME/(LOSS)                                                          $     27,512      $     (3,435)     $     (2,545)
                                                                            ============      ============      ============

 EARNINGS/(LOSS) PER SHARE
      Income from continuing operations                                     $       1.59      $       1.13      $       1.13
                                                                            ============      ============      ============
      Net Income/(Loss)                                                     $       2.28      $      (0.35)     $      (0.26)
                                                                            ============      ============      ============
 DILUTED EARNINGS/(LOSS) PER SHARE
      Income from continuing operations                                     $       1.56      $       1.12      $       1.12
                                                                            ============      ============      ============
      Net Income/(Loss)                                                     $       2.23      $      (0.35)     $      (0.26)
                                                                            ============      ============      ============
 AVERAGE NUMBER OF SHARES OUTSTANDING
      Earnings/(loss) per share                                                   12,060             9,924             9,858
                                                                            ============      ============      ============
      Diluted earnings/(loss) per share                                           12,318             9,954             9,885
                                                                            ============      ============      ============

CHEMED CORPORATION AND SUBSIDIARY COMPANIES
UNAUDITED CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)


                                                                                                  December 31,
                                                                                       ------------------------------
                                                                                          2004               2003
                                                                                       ------------      ------------
ASSETS
     Current assets
          Cash and cash equivalents                                                    $     71,448      $     50,688
          Accounts receivable less allowances of  $7,544 (2003 - $2,646)                     64,663            14,351
          Inventories                                                                         7,019             6,011
          Current deferred income taxes                                                      31,250             8,430
          Current assets of discontinued operations                                          13,397            15,583
          Prepaid expenses and other current assets                                           9,842             6,411
                                                                                       ------------      ------------
               Total current assets                                                         197,619           101,474
     Investments of deferred compensation plans held in trust                                18,317            17,391
     Other investments                                                                        1,445            25,081
     Note receivable                                                                         12,500            12,500
     Properties and equipment, at cost, less accumulated depreciation                        55,796            31,440
     Identifiable intangible assets less accumulated amortization of $5,174
          (2003 - $1,705)                                                                    76,924               592
     Goodwill                                                                               432,732           105,335
     Noncurrent assets of discontinued operations                                             5,705            10,954
     Other assets                                                                            24,528            23,691
                                                                                       ------------      ------------
                    Total Assets                                                       $    825,566      $    328,458
                                                                                       ============      ============

LIABILITIES
     Current liabilities
          Accounts payable                                                             $     37,777      $      6,081
          Current portion of long-term debt                                                  13,580               193
          Income taxes                                                                       10,944             6,633
          Accrued insurance                                                                  26,350            14,382
          Accrued salaries and wages                                                         17,030             1,210
          Current liabilities of discontinued operations                                     22,117            21,131
          Other current liabilities                                                          42,777            19,066
                                                                                       ------------      ------------
               Total current liabilities                                                    170,575            68,696
     Deferred income taxes                                                                   16,814                --
     Long-term debt                                                                         278,115            25,931
     Convertible junior subordinated debentures                                                  --            14,126
     Deferred compensation liabilities                                                       18,311            17,380
     Noncurrent liabilities of discontinued operations                                          811               417
     Other liabilities                                                                        8,848             9,215
                                                                                       ------------      ------------
                    Total Liabilities                                                       493,474           135,765
                                                                                       ------------      ------------
STOCKHOLDERS' EQUITY
     Capital stock - authorized 40,000,000 shares $1 par; issued 13,491,341 shares
          (2003 - 13,452,907 shares)                                                         13,491            13,453
     Paid-in capital                                                                        212,691           170,501
     Retained earnings                                                                      141,542           119,746
     Treasury stock - 983,128 shares (2003 - 3,508,663 shares), at cost                     (33,873)         (109,427)
     Unearned compensation                                                                   (3,590)           (2,954)
     Deferred compensation payable in Company stock                                           2,375             2,308
     Notes receivable for shares sold                                                          (544)             (934)
                                                                                       ------------      ------------
                    Total Stockholders' Equity                                              332,092           192,693
                                                                                       ------------      ------------
                    Total Liabilities and Stockholders' Equity                         $    825,566      $    328,458
                                                                                       ============      ============

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                               Chemed Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  March 16, 2005                 By   /s/ Arthur V. Tucker, Jr.
     ----------------------             ---------------------------------------
                                        Arthur V. Tucker, Jr.
                                        Vice President and Controller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).